Exhibit 10.9

103 FOULK ROAD SUITE 218-G WILMINGTON, DE 19803 T 1.613.241.2828

WWW.SHOPIFY.COM

September 15, 2022
Jeff Hoffmeister
[***]
Dear Jeff,
On behalf of Shopify USA Inc. (“Shopify”), I am pleased to provide you with the following offer of employment. This letter (this “Offer Letter”) is intended to replace any prior discussion and communications concerning Shopify’s offer of employment.
The terms of your initial compensation package and some other key terms of employment are as follows:
Start Date: October 18, 2022 (or as otherwise agreed upon)
Position: Chief Financial Officer
Reporting to: Chief Product Officer & Chief Executive Officer, Tobias Lütke
Duties: You will be primarily responsible for Shopify’s finance function, including planning and analysis, accounting and controls, tax, treasury and investor relations. Shopify is a growing and dynamic company and, as such, you will be expected to complete any other duties as are assigned to you. All employees at Shopify are required to remain flexible in the types of work they are prepared to undertake. This offer assumes that type of flexibility.
Location: You will be required to work from a home workspace located in [***]. The home workspace should be a dedicated space furnished and equipped as appropriate for your job requirements. You are solely responsible for ensuring that the home workspace complies with all home or tenant insurance policies. You are also responsible for the costs associated with maintaining your home workspace, including utilities and any renovation costs. You are not permitted to hold out your home office location as a Shopify place of business or to list it in any official communication. You understand that, from time to time, you may be required to appear in person at Shopify’s offices, or some other location as determined by Shopify, to attend trainings or meetings, etc. Shopify must be given at least one (1) month’s written notice of any change to your state of work, and, acting reasonably, will approve the change of location in writing in its sole discretion.
Equipment: Shopify will provide the necessary equipment and hardware to you as a Shopify employee. Access and use of all equipment and hardware provided by Shopify is to be limited solely for the purpose of conducting Shopify business. Ownership of this equipment and hardware at all time remains with Shopify. Subject to the insurance provisions outlined above, any insurance required on equipment or hardware will be the responsibility of Shopify. In addition, Shopify may provide to you for the period of your employment any necessary Shopify-specific software, which shall only be used for Shopify work.
You are expected to treat the equipment with care while it is in your possession and you are responsible for any damage to the equipment beyond the wear and tear of normal usage. You are to notify Shopify of any malfunction or other issues with the equipment, and Shopify alone shall make arrangements for any necessary repairs. All equipment, hardware and software provided by Shopify to you must be returned upon termination of the employment relationship. If any computer equipment is not returned upon termination, Shopify reserves the right to recover such costs from any final payment that is owed to you.
Executive Equity Grant Outside of the Rewards Wallet: Subject to Board approval, you will be eligible to receive equity with a grant date value of $8,000,000 USD (the “Executive Equity Grant”), with such equity value split equally between Stock Options and Restricted Share Units ("RSUs") at the time of grant. The Stock Options and RSUs will be governed by, and will vest in accordance with, the terms and conditions contained in the applicable grant agreement(s) as well Shopify Inc.'s Long Term Incentive Plan, amended and restated as of May 26, 2021 (the “LTIP"), and the Shopify Inc. Stock Option Plan amended and restated as of May 26, 2021 (the "Stock Option Plan"), each as may be amended by Shopify Inc. in its sole discretion from time to time. As a condition of receiving the Executive Equity Grant, you will be required to electronically accept the grant and in doing so you will be representing that you have read the grant agreements, the LTIP and the Stock Option Plan and agree to their terms.
Shopify Rewards Wallet: As You will also have an opportunity to participate in Shopify’s new employment Rewards Wallet (the “Rewards Wallet”) which is governed by this Offer Letter and the terms and conditions (the “Terms and Conditions”) attached to the copy of the Disclosure

Notice provided to you. As a condition of your employment, you are required to execute the Terms and
Conditions.
•Total Rewards Value: Your Total Rewards (as defined in the Terms and Conditions) value is $1,000,000 USD. In the interim period between your Start Date and the first day of the quarter following your First Quarterly Election Period, you will receive a combination of temporary salary and an additional grant of RSUs in accordance with the sections “Temporary Salary” and “Additional Equity Grant” below. Effective in your First Quarterly Election Period, you will be permitted to make a Salary Allocation, an Option Allocation, and an RSU Allocation (each as defined in the Terms and Conditions, and collectively, the “Allocations”). The dates of your First Quarterly Election Period will be communicated to you by Shopify in writing. Should you decline to make an Allocation, you will be deemed to have elected: (i) a Salary Allocation equal to your Temporary Salary, and (ii) an RSU Allocation with the aggregate annualized Market Value (as defined in the LTIP) of the grant of RSUs referred to in the section “Additional Equity Grant” below.
•Temporary Salary: Between your Start Date and the first day of the quarter following your First Quarterly Election Period, you will be paid a salary in the annualized amount of $700,000 USD per annum (“Temporary Salary”). Your Temporary Salary will be paid in accordance with Shopify’s standard payroll practices. Effective on the first day of the quarter following your First Quarterly Election Period, your Temporary Salary will cease and the amount of your Salary Allocation (as adjusted by you or by Shopify from time to time, in accordance with the Terms and Conditions) will become your salary hereunder (the “Base Salary”). As used herein, the term “Salary” means your Temporary Salary or your Base Salary, as applicable.
•Additional Equity Grant: Upon your acceptance of the Terms and Conditions, and subject to Board approval, you are eligible to be granted RSUs with an aggregate annualized Market Value as at the date(s) of grant of $300,000 USD, pro-rated for the period from your Start Date through to the end of the quarter in which your First Quarterly Election Period occurs. The RSUs will be granted and will vest in full by no later than the end of the quarter in which your First Quarterly Election Period occurs. The grant of RSUs will be governed by the Terms and Conditions, the LTIP and the

RSU grant agreement which you will be required to accept as a condition of receiving the RSU grant.
•Treatment of the Executive Equity Grant and Additional Equity Grant: The Executive Equity Grant and the Additional Equity Grant shall not be subject to forfeiture in any Quarterly Election Period (as defined in the Terms and Conditions).
•Amendments: As per the Terms and Conditions, Shopify reserves the right to terminate or amend the Rewards Wallet and replace it with a different scheme to reward its employees.
Employee Benefits: You will be entitled to participate in all employee benefit plans and programs to the same extent generally available to other employees in the United States, in accordance with the terms of those plans and programs. Presently, benefits include health, dental and vision insurance (with you paying a portion of the premiums), along with short-term disability, long-term disability, life insurance and AD&D. Optional, employee-paid benefits available at this time include: pet insurance, flexible spending account, optional life and AD&D. The terms of these benefits will be available to you under separate cover. Shopify may amend or modify the benefits provided to you and other employees from time to time as it deems appropriate. Your eligibility to participate in employee benefits will be dictated by the terms of that benefit, as may be amended from time to time.
Hours of Work: We believe that different employees are more productive at different hours of the day and during different days of the week, but we do expect you to devote your time, skill and effort to Shopify on a full-time basis (around 40 hours per week). In all cases, our focus is on employees acting responsibly and efficiently in a task-driven manner. Your position is considered exempt under applicable wage law.
Vacation and Holidays: You will be entitled to three (3) weeks of vacation per calendar year to accrue and be used in accordance with company policy and applicable law. The terms of any applicable Shopify sick leave and vacation leave policies will be provided to you under separate cover. Shopify also recognizes certain public holidays in accordance with the law.
Working Outside of Shopify: We encourage entrepreneurship and side hustles at Shopify, but you are expected to abide by some non-negotiable rules if you will be doing work outside of your role at Shopify. You cannot be employed or engaged in a full-time capacity outside of Shopify. Further, you must not engage in any activity, paid or unpaid, including any secondary employment, which violates the terms of (a) this Offer Letter, (b) your Intellectual Property Rights Agreement (as discussed below), or (c) the Policies (as defined below), including, without limitation, the Code of Conduct and the Working Outside of Shopify Policy, which by signing this Offer Letter, you agree that you have read and understand. That means, without limitation, you cannot do any side work that competes with Shopify, that uses your Shopify position, Shopify knowledge or Shopify’s resources for personal gain, that interferes with your work at Shopify in any way (including your ability to devote your time, skill and effort to Shopify on a full-time basis), or that would otherwise create a real or perceived conflict of interest. If you are currently involved with any other work or engagements you will need to modify these to ensure that you are in compliance with the requirements described in this Offer Letter. If you have any doubt about whether you can continue any outside work you are required to speak with your recruiter before accepting this Offer Letter.
This offer is contingent on the completion of satisfactory reference and background checks by Shopify.
Intellectual Property and Right to Work: This offer of employment is contingent upon your execution of the Intellectual Property Rights Agreement, a copy of which is enclosed. As set forth in that document, the obligations provided in the Intellectual Property Rights Agreement will survive the termination of your employment, regardless of the reason for termination.
Employment Eligibility: This offer of employment is also contingent upon verification of your right to work in the United States, as demonstrated by your completion of the Form I-9 upon hire and your submission of acceptable documentation (as noted on the Form I-9) verifying your eligibility for employment in the United States in accordance with applicable law.
Compliance with Policies: When you are employed at Shopify, you are required, at all times, to comply with: (i) all applicable laws, and (ii) Shopify’s rules, policies, systems and procedures, including Shopify’s data protection and information security policies (collectively, “Policies”) that are in force from time to time. Copies of current Policies have been provided to you. Shopify reserves the right to introduce new Policies and/or change the provisions of any of its Policies at any time.
Confidentiality: You also represent that you are not a party to or bound by any confidentiality, non-competition, non-solicitation, employment, consulting or other agreement or restriction which could conflict with, or be violated by, the performance of your duties to Shopify.
By signing below, you consent to Shopify collecting, processing, using, transmitting or retaining any of your personal information that is reasonably necessary for the purposes of establishing, administering or furthering the employment relationship between you and

Shopify. The Employee Privacy Policy is available upon request from the Talent team or within Shopify’s Vault, and the Candidate Privacy Notice is available at https://www.shopify.com/careers/candidate- privacy-notice.
General: Please understand that this Offer Letter, the Terms and Conditions and the Intellectual Property Rights Agreement are not meant to be a guarantee of employment. Your employment at Shopify will be “at will,” which means the employment relationship may be terminated by you or by Shopify at any time, for any reason (or no reason at all), and with or without notice.
If you are terminated without Cause or you resign for Good Reason solely as a result, and within twelve months, after a Change in Control, as that term is defined in Shopify’s Long Term Incentive Plan and Stock Option Plan, Shopify will accelerate all of your Stock Options and RSUs issued pursuant to the Executive Equity Grant, Additional Equity Grant and the Rewards Wallet (“Acceleration”), provided, that to be eligible for Acceleration under this paragraph, you execute a release in a form acceptable to Shopify which contains, among other terms, a full and final release of claims against Shopify. Notwithstanding the "at will" nature of your employment, if your employment is terminated by Shopify without Cause or you resign for Good Reason, Shopify will provide you with Severance Pay as defined below, provided that you execute a release in a form acceptable to Shopify which contains, among other terms, a full and final release of claims against Shopify. If any of the payments or benefits provided or to be provided to you by Shopify or any successor ("Covered Payments") constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and would, but for this section of this letter, be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the "Excise Tax"), then such Covered Payments will be reduced to the minimum extent necessary so that no portion of the Covered Payments will be subject to the Excise Tax, but only if (i) is greater than or equal to (ii), where (i) equals the reduced amount of Covered Payments minus the aggregate amount of federal, state and local income taxes on such reduced Covered Payments, and (ii) equals the unreduced amount of Covered Payments minus the sum of (A) the aggregate amount of federal, state and local income taxes on such Covered Payments, and (B) the amount of Excise Tax to which you would be subject in respect of such unreduced Covered Payments. You agree that except as set out in herein, no further amounts will be payable to you in respect of the termination of your employment without Cause or resignation for Good Reason. You also agree that regardless of the length of your employment with Shopify, any change in your position or other terms of employment, this provision will continue to apply to you. For the purposes of this letter, the following definitions apply:
•"Cause" means: (i) the commission by you of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct by you that would reasonably be expected to result in material injury to Shopify if you were retained in your position; (ii) conduct by you constituting a material act of willful misconduct in connection with the performance of your duties or your violation of Shopify's policies (provided such policies have reasonably been made available to you); (iii) continued, willful and deliberate non- performance by you of your duties for the company and your failure to cure such condition within thirty (30) days of being provided written notice thereof; (iv) a breach by you of any of the provisions contained in any confidentiality, assignment, and/or protective covenants agreement you executed with Shopify; or (v) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, alter being instructed by Shopify to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the willful inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigations.
•"Good Reason" means the occurrence of one or more of the following actions undertaken by Shopify without your prior written consent: (i) the material diminution in the nature or scope of the your title, responsibilities, duties or authority; (ii) a material breach by Shopify of this offer letter or any contract between you and Shopify concerning the terms and conditions of your employment; (iii) a material reduction in your Total Rewards value, provided, however, that Good Reason will not be deemed to have occurred in the event of a reduction in your Total Rewards value which is pursuant to a compensation reduction program affecting the CEO and all or substantially all other senior management employees of the Shopify and that does not adversely affect you to a greater extent than other similarly situated employees; or (iv) a requirement that you are no longer permitted to work from your home office. For "Good Reason" to exist, you must provide Shopify with written notice of the event giving rise to such claim for Good Reason within thirty (30) days after you learn of the occurrence of such event, Shopify has thirty (30) days which to rectify, address, and cure such concern. If Shopify cures such occurrence, the resignation will not be for Good Reason. If Shopify does not cure such occurrence, you must resign within thirty (30) days after the expiry of the cure period for the resignation to be for Good Reason.
•"Severance Pay" means twelve months of your Salary (ignoring any reduction that would result in Good Reason), plus one additional week of pay of your Salary for each completed year of service, less applicable withholdings and deductions (payable in a single lump sum 60 days alter your "separation from service", within the meaning of Section 409A of the Internal Revenue Code of 1986 as amended and the rules and regulations issued thereunder); a lump sum payment equal to six (6) months of COBRA health benefit continuation premiums; and any vested benefits you may have under any employment benefit plan through the date of termination.
You acknowledge and agree that during your employment with the Company and thereafter, you will not make, publish, or communicate to any person or entity or in any public forum any defamatory, maliciously false, or disparaging remarks, comments, or statements concerning the Company or any of its employees, officers, directors, existing and prospective customers, suppliers, investors, and other affiliates, now or in the future.
If the foregoing is acceptable to you, please sign and return the enclosed copy of this Offer Letter and Intellectual Property Agreement to me at your earliest convenience.
Formalities aside, we are delighted to have you join the Shopify team and look forward to your acceptance of this offer, which will expire on September 19, 2022 at 5:00 p.m. ET.
Yours truly,
Shopify (USA) Inc.
/s/ Seth Bressack
Per: Seth Bressack, Director

EMPLOYEE AGREEMENT
By signing below, I acknowledge that I have read and understand all of the terms of the offer of employment and I accept the terms and conditions set forth above. I also understand that my employment is at-will and with the exception of a subsequent written agreement provided by an authorized Shopify representative, no statements or communications, whether oral or written, will modify my at-will employment status. I further understand that this letter is Shopify’s complete offer of employment to me and this letter supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to my employment, other than as set forth therein. I have not relied on any agreements or representations, express or implied, that are not set forth expressly in this letter. I further confirm that all information I have provided in the hiring process is true and accurate, and that I have not withheld any material information during the process.

/s/ Jeff Hoffmeister	September 19, 2022
Jeff Hoffmeister	Date